EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Sutor Steel Technology Co., Ltd.	British Virgin Islands	100%
Changshu Huaye Steel Strip Co., Ltd.	People’s Republic of China	100%
Jiangsu Cold-Rolled Technology Co., Ltd.	People’s Republic of China	100%
Ningbo Zhehua Heavy Steel Pipe Manufacturing Co., Ltd.	People’s Republic of China	100%
Sutor Technology Co., Ltd.	People’s Republic of China	100%